March 17, 2015

By EDGAR

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Tantech Holdings Ltd

Registration Statement on Form F-1

File No.: 333-198788

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as placement agent of the proposed issuer, hereby joins the request of Tantench Holdings Ltd. that the effective date of the above-referenced Registration Statement on Form F-1 be declared effective at 5:30 p.m. (Eastern Standard Time) on Wednesday, March 18, 2015, or as soon as practicable thereafter.

Sincerely,

ViewTrade Securities, Inc.

By:	/s/ Doug K. Aguililla
Name:	Doug K. Aguililla
Title:	Director, Investment Banking

Members FINRA & SIPC

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